Transcanada Pipelines

82-51


05006452


TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

SUPPL

VIA COURIER

March 10, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 11 2005
WASH, D.C.
185
SECTION

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a copy of news release issued by TransCanada Corporation on CCN Matthews on March 10, 2005. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

Lilian Ceri
Corporate Legal Assistant

/lc
Enclosure

dlw 3/16



NewsRelease

TransCanada Reaches Three Year Settlement with Alberta System Customers

CALGARY, Alberta – March 10, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation's wholly-owned subsidiary NOVA Gas Transmission Ltd. (NGTL) has reached a settlement with shippers and other interested parties regarding the annual revenue requirements of its Alberta System natural gas transmission system for the years 2005, 2006 and 2007. The settlement encompasses all elements of the Alberta System revenue requirement, including operating, maintenance and administration (OM&A) costs, return on equity, depreciation and income and municipal taxes.

"TransCanada has reached two major settlements with our stakeholders in the past month – a tolls settlement on the Canadian Mainline for 2005 and this multi-year revenue requirement settlement on our Alberta System," said Hal Kvisle, TransCanada's chief executive officer. "TransCanada is pleased to have again achieved an alignment of interests with our shippers and we remain committed to providing value to our customers and to exploring and developing pipeline services that benefit all stakeholders."

In the Alberta System settlement, OM&A costs are fixed at $193 million for 2005, $201 million for 2006, and $207 million for 2007. Any variance between actual OM&A and other fixed costs and those agreed to in the settlement in each year will accrue to TransCanada. The majority of other cost elements of the 2005, 2006 and 2007 revenue requirements will be treated on a flow through basis.

The negotiating parties agreed the return on equity capital will be calculated annually during the term of the settlement using the Alberta Energy and Utilities Board (EUB) formula for the purpose of establishing the annual generic rate of return for Alberta utilities on deemed common equity of 35 per cent. For 2005, the rate of return on common equity under the EUB formula is 9.50 per cent. Depreciation costs will be determined using the depreciation rates and methodology that NGTL proposed to the EUB in its 2004 General Rate Application. They are expected to be approximately $304 million in 2005, $285 million in 2006 and $282 million in 2007.

TransCanada will apply to the EUB for approval of the Alberta System settlement. Upon EUB approval of this settlement, TransCanada will withdraw its motion to the Alberta Court of Appeal filed in September 2004 for leave to appeal EUB Decision 2004-69 (Phase 1 of the 2004 General Rate Application), with respect to the disallowance of applied-for incentive compensation costs.